

January 9, 2024

Jitendra Mohan
Chief Executive Officer
Astera Labs, Inc.
2901 Tasman Drive, Suite 205
Santa Clara, CA 95054

      Re: Astera Labs, Inc.
          Amendment No. 1 to Draft Registration Statement on Form S-1
          Submitted December 21, 2023
          CIK No. 001736297

Dear Jitendra Mohan:

      We have reviewed your amended registration statement and have the following comments.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 7, 2023 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1

Business, page 85

1.   We note your response to our prior comments 10 and 13. Please revise your business section to more fully discuss your dependence on one or a few major customers, including the material terms of your arrangements therewith. In addition, revise your disclosure to more fully and clearly describe the sales and marketing of your products. In this regard, we note your response that, "The Company's distributors and certain of its OEMs and ODMs then sell its products to end customers in market globally," and disclosure on page 101 that, "We sell and support our products globally through our direct sales force and field applications engineering ("FAE") team." Please revise to reconcile this apparent inconsistency.

2. We note your response to our prior comment 11 and reissue it in part. We note disclosure regarding the importance of artificial intelligence (AI) to your business, including that your financial performance and growth will be driven in large part by the demand for AI workloads. We further note disclosure that broad-based AI adoption is in its early phases (page 87) and that AI-adoption is likely to continue and may accelerate (page 25). Please revise your business section to provide a more balanced discussion of AI. Include, without limitation, a discussion of the potential limitations, obstacles, and uncertainties associated with AI adoption, use, and commercialization. Additionally revise your risk factors disclosure as appropriate to discuss any material related risks to the company and investors.

Executive Compensation, page 114

3. Please update your compensation disclosure to reflect the fiscal year ended December 31, 2023.

Notes to Consolidated Financial Statements
9. Common Stock and Common Stock Warrants, page F-23

4. We note your response to comment 18. As noted in ASC 718-10-20, the definition of a service condition includes those related to "a nonemployee delivering goods or rendering services to the grantor over a vesting period." Accordingly, please tell us why you believe customer warrants exercisable based on "specified tranches of global payments" include a performance condition and not a service condition. As previously requested, considering your accounting policy to recognize stock-based compensation forfeitures as they occur, specifically clarify why you do not initially reduce the transaction price for the full number of warrants that could vest regardless of probability and adjust the transaction price at the time awards are forfeited to reverse the effect of the forfeited awards. If your non-employee forfeiture policy differs from the policy indicated in your response and disclosed on page F-11, please advise and revise your disclosures accordingly.

Please contact Kevin Stertzel at 202-551-3723 or Andrew Blume at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Sarah Sidwell at 202-551-4733 or Jennifer Angelini at 202-551-3047 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Brad Weber